SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

VTTI Energy Partners LP

(Name of the Issuer)

Buckeye Partners, L.P.

Buckeye Raritan Bay Terminal LLC

Buckeye North Sea Coöperatief U.A.

Vitol Holding B.V.

Martank B.V.

VIP Terminals Finance B.V.

VIP Terminals Holding B.V.

VTTI B.V.

VTTI MLP Partners B.V.

VTTI Merger Sub LLC

(Names of Person(s) Filing Statement)

Common units representing limited partner interests

(Title of Class of Securities)

Y9384M101

(CUSIP Number of Class of Securities)

Robert Nijst

Chief Executive Officer

VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

+44 20 3772 0100

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Sean T. Wheeler Ryan J. Maierson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	William S. Anderson Bracewell LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 223-2300

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$472,392,586.50	$54,751

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per common unit cash payment of $19.50 for 24,148,737 outstanding common units of the issuer subject to the transaction (which equals to the total outstanding common units less the common units held by Stichting Administratiekantoor VTTI that do not correspond to a vested depositary receipt issued to an employee, consultant, or director of the issuer or its affiliates and less the common units held by VTTI MLP Partners B.V., none of which will be converted into the merger consideration) (the “Transaction Value”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159.

☐  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) VTTI Energy Partners LP, a Marshall Islands limited partnership (“MLP”) and the issuer of the common units (the “Common Units”) representing limited partner interests in MLP that are subject to the Rule 13e-3 transaction; (ii) VTTI Energy Partners GP LLC, a Marshall Islands limited liability company and the general partner of MLP (the “General Partner”); (iii) VTTI B.V., a private limited liability company organized in the Netherlands (“Parent”); (iv) VTTI MLP Partners B.V., a private limited liability company organized in the Netherlands and a direct wholly owned subsidiary of Parent (“MLP Partners”); (v) VTTI Merger Sub LLC, a Marshall Islands limited liability company and a direct wholly owned subsidiary of MLP Partners (“Merger Sub”); (vi) Buckeye Partners, L.P., a Delaware limited partnership; (vii) Buckeye Raritan Bay Terminal LLC, a Delaware limited liability company; (viii) Buckeye North Sea Coöperatief U.A. a cooperative with excluded liability organized in the Netherlands; (ix) Vitol Holding B.V., a private limited liability company organized in the Netherlands; (x) Martank B.V., a private limited liability company organized in the Netherlands; (xi) VIP Terminals Finance B.V., a private limited liability company organized in the Netherlands; and (xii) VIP Terminals Holding B.V., a private limited liability company organized in the Netherlands. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated May 8, 2017 (as it may be amended from time to time, the “Merger Agreement”) among MLP, the General Partner, Parent, MLP Partners and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will merge with and into MLP, with MLP surviving as a Marshall Islands limited partnership and as an indirect wholly owned subsidiary of Parent (the “Merger”). Each Common Unit outstanding immediately prior to the effective time of the Merger (the “Effective Time”) other than Common Units held by (a) Stichting Administratiekantoor VTTI, a foundation incorporated in the Netherlands (the “Stichting”), that do not correspond to a vested depositary receipt issued to an employee, consultant or director of MLP or its affiliates (the “Unvested LTIP Units”), and (b) MLP Partners, will be converted into the right to receive $19.50 in cash (the “merger consideration”). The merger consideration will be paid without interest and reduced by any applicable tax withholding. The Common Units held by MLP Partners will not be cancelled, will not be converted into the merger consideration and will remain outstanding as Common Units following the Effective Time. The Unvested LTIP Units will be cancelled at the Effective Time without payment therefor. The Merger is subject to certain closing conditions, including approval by the holders of Common Units other than Parent, MLP Partners and their respective affiliates (the “Unaffiliated Unitholders”) of the Merger Agreement at a special meeting of MLP’s unitholders (“Unitholders”).

The conflicts committee of the board of directors of the General Partner (the “GP Board” and such conflicts committee, the “Conflicts Committee”) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of MLP and the Unaffiliated Unitholders, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended that the GP Board and the limited partners of MLP approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, such recommendation and approval constituting “Special Approval” as such term is defined in the First Amended and Restated Agreement of Limited Partnership of MLP. The GP Board, after considering various factors, including the unanimous determination and recommendation of the Conflicts Committee, determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of MLP and the Unaffiliated Unitholders, and has approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

MLP will make available to its unitholders a proxy statement (the “proxy statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the special meeting of MLP’s unitholders, at which the MLP unitholders will consider and vote upon, among another proposal, a proposal to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Merger Agreement is attached to the proxy statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that MLP is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning MLP contained in, or incorporated by reference into, this Transaction Statement was supplied by MLP. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)    Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

(b)    Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The MLP Special Unitholder Meeting—Who Can Vote at the Special Meeting”

(c)    Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information”

(d)    Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information”

(e)    Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Information Concerning MLP—About MLP”

(f)    Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Certain Purchases and Sales of Common Units”

“Where You Can Find More Information”

“Information Concerning Parent, MLP Partners and Merger Sub”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

Buckeye Partners, L.P.

One Greenway Plaza, Suite 600

Houston, Texas 77046

Buckeye Partners, L.P. (“Buckeye”) is a Delaware limited partnership. Through its ownership in Buckeye Terminal and Buckeye North Sea, Buckeye owns a 50% indirect interest in VTTI B.V. Buckeye is a publicly traded master limited partnership and owns and operates a diversified network of integrated assets providing midstream logistic solutions, primarily consisting of the transportation, storage, processing and marketing of liquid petroleum products.

Buckeye Raritan Bay Terminal LLC

One Greenway Plaza, Suite 600

Houston, Texas 77046

Buckeye Raritan Bay Terminal LLC (“Buckeye Terminal”) is a Delaware limited liability company and a direct wholly owned subsidiary of Buckeye. Together with Buckeye North Sea Holdings LLC, a wholly owned subsidiary of Buckeye, Buckeye Terminal owns a 50% indirect interest in VTTI B.V.

Buckeye North Sea Coöperatief U.A.

Hoofdweg 525A, 3067 GH

Rotterdam, The Netherlands

Buckeye North Sea Coöperatief U.A. (“Buckeye North Sea”) is a cooperative with excluded liability organized in the Netherlands. Buckeye North Sea is owned 99% by Buckeye Terminal and 1% by Buckeye North Sea Holdings LLC. Buckeye North Sea owns a 50% indirect ownership interest in VTTI B.V.

Vitol Holding B.V.

K.P. van der Mandelelaan 130, 3062 MB

Rotterdam, The Netherlands

Vitol Holding B.V. (“Vitol”) is a private limited liability company organized in the Netherlands. Vitol owns an indirect 50% interest in VTTI B.V.

Martank B.V.

K.P. van der Mandelelaan 130, 3062 MB

Rotterdam, The Netherlands

Martank B.V. (“Martank”) is a private limited liability company organized in the Netherlands and is a direct wholly owned subsidiary of Vitol. Through its ownership in VIP Terminals Finance B.V., Martank owns a 50% indirect interest in VTTI B.V.

VIP Terminals Finance B.V.

K.P. van der Mandelelaan 130, 3062 MB

Rotterdam, The Netherlands

VIP Terminals Finance B.V. (“VIP Finance”) is a private limited liability company organized in the Netherlands. VIP Finance owns an indirect 50% interest in VTTI B.V. through its direct 50% ownership interest in VIP Terminals Holding B.V.

VIP Terminals Holding B.V.

K.P. van der Mandelelaan 130, 3062 MB

Rotterdam, The Netherlands

VIP Terminals Holding B.V. is a private limited liability company organized in the Netherlands and is the holding company for VTTI B.V.

During the past five years, none of the entities described above have been (1) convicted in a criminal proceeding or (2) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties to the Merger”

“Information Concerning Parent, MLP Partners and Merger Sub”

“Information Concerning MLP”

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)    Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

“Special Factors—Purpose of Parent and MLP Partners and Reasons for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Accounting Treatment of the Merger”

“Special Factors—No Appraisal Rights”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Non-United States Tax Considerations”

“The MLP Special Unitholder Meeting—Vote Required for Approval”

“Proposal No. 1: The Merger Agreement”

“Certain Purchases and Sales of Common Units”

Annex A: The Merger Agreement

(c)    Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Provisions for Unaffiliated Unitholders”

“Special Factors—No Appraisal Rights”

“Proposal No. 1: The Merger Agreement”

Annex A: The Merger Agreement

(d)    Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—No Appraisal Rights”

(e)    Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Unitholders”

(f)    Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a) (1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Information Concerning Parent, MLP Partners and Merger Sub”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Where You Can Find More Information”

(b) – (c)    Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

“Special Factors—Purpose of Parent and MLP Partners and Reasons for the Merger”

“Proposal No. 1: The Merger Agreement”

Annex A: The Merger Agreement

(e)    Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“The MLP Special Unitholder Meeting—Vote Required for Approval”

“Proposal No. 1: The Merger Agreement”

“Unit Ownership”

“Where You Can Find More Information”

Annex A: Agreement and Plan of Merger

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)    Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

(c)    (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

“Special Factors—Purpose of Parent and MLP Partners and Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Delisting and Deregistration”

“Proposal No. 1: The Merger Agreement”

Annex A: Agreement and Plan of Merger

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)    Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

“Special Factors—Purpose of Parent and MLP Partners and Reasons for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

(b)    Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

“Special Factors—Purpose of Parent and MLP Partners and Reasons for the Merger”

“Special Factors—Opinion of Financial Advisor of the Conflicts Committee”

“Special Factors—J.P. Morgan Financial Advisor Materials”

(c)    Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

“Special Factors—Purpose of Parent and MLP Partners and Reasons for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Opinion of Financial Advisor of the Conflicts Committee”

“Special Factors—J.P. Morgan Financial Advisor Materials”

(d)    Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

“Special Factors—Purpose of Parent and MLP Partners and Reasons for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Non-United States Tax Considerations”

“Proposal No. 1: The Merger Agreement”

Annex A: Agreement and Plan of Merger

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a)-(b)    Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

“Special Factors—Purpose of Parent and MLP Partners and Reasons for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Opinion of Financial Advisor of the Conflicts Committee”

“Special Factors—J.P. Morgan Financial Advisor Materials”

Annex B: Opinion of Evercore Group L.L.C.

(c)    Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“The MLP Special Unitholder Meeting—Quorum”

“The MLP Special Unitholder Meeting—Who Can Vote at the Special Meeting”

“The MLP Special Unitholder Meeting—Vote Required for Approval”

(d)    Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

“Special Factors—Purpose of Parent and MLP Partners and Reasons for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Opinion of Financial Advisor of the Conflicts Committee”

Annex B: Opinion of Evercore Group L.L.C.

(e)    Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

(f)    Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a)-(b)    Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation materials prepared by Evercore Group L.L.C. and provided to the Conflicts Committee, dated March 27, 2017, April 14, 2017, April 21, 2017, April 24, 2017, April 27, 2017, May 5, 2017 and May 5, 2017 are set forth as Exhibits (c)(2) – (c)(8), respectively, hereto and are incorporated herein by reference. The discussion materials prepared by J.P. Morgan and provided to the Supervisory Board of Parent, dated March 2, 2017 are set forth as Exhibit (c)(10) hereto and are incorporated herein by reference. The preliminary materials, dated February 19, 2017, prepared by J.P. Morgan and provided to each of Vitol and to Buckeye on a non-reliance basis are set forth as Exhibit (c)(9) hereto and are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—J.P. Morgan Financial Advisor Materials”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

“Special Factors—Purpose of Parent and MLP Partners and Reasons for the Merger”

“Special Factors—Fees and Expenses”

“Where You Can Find More Information”

Annex B: Opinion of Evercore Group L.L.C.

The written opinion of Evercore is attached to the Proxy Statement as Annex B and is incorporated herein by reference.

(c)    Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of MLP during its regular business hours by any interested Common Unitholder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)-(b)    Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Conditions to the Merger”

“Summary Term Sheet—Fee and Expense Reimbursement”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Fees and Expenses”

(c)    Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fee and Expense Reimbursement”

“Special Factors—Fees and Expenses”

“Proposal No. 1: The Merger Agreement—Expenses”

(d)    Borrowed Funds. Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a)-(b)    Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Treatment of General Partner Interest and Incentive Distribution Rights”

“The MLP Special Unitholder Meeting—Unit Ownership of MLP Partners and the Stichting”

“Special Factors—Effect of the Merger and the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Certain Purchases and Sales of Common Units”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)-(e)    Intent to Tender or Vote in a Going-Private Transaction; Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Special Meeting”

“The MLP Special Unitholder Meeting—Vote Required for Approval”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Position of Parent and MLP Partners as to the Fairness of the Merger”

“Special Factors—Purpose of Parent and MLP Partners and Reasons for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Proposal No. 1: The Merger Agreement—Change in the GP Board Recommendation”

“Proposal No. 1: The Merger Agreement—Conditions to Consummation of the Merger”

ITEM 13.	FINANCIAL INFORMATION

Regulation M-A Item 1010

(a)    Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Selected Historical Consolidated Financial Data of MLP”

“Where You Can Find More Information”

MLP’s Annual Report on Form 20-F for the year ended December 31, 2016 is incorporated herein by reference.

(b)    Pro Forma Information. Not applicable. Paragraph (c)(6) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. Since the merger consideration will consist solely of cash, and, as a result, Common Unitholders will have no continuing interest in MLP after the Merger, such pro forma data is not material to Common Unitholders and, as such, has not been presented.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)-(b)    Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Merger and the Special Meeting”

“Summary Term Sheet”

“The MLP Special Unitholder Meeting—Recommendation of the GP Board”

“The MLP Special Unitholder Meeting—Solicitation of Proxies”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger Proposal”

“Special Factors—Opinion of Financial Advisor of the Conflicts Committee”

“Special Factors—Interests of the Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b)    Golden Parachute Compensation. Not applicable.

(c)    Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement of VTTI Energy Partners LP (the “Proxy Statement”).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to the Common Unitholders of VTTI Energy Partners LP (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release of VTTI Energy Partners LP, dated March 2, 2017 (incorporated herein by reference to Exhibit 99.1 to MLP’s Current Report on Form 6-K, furnished March 3, 2017).

(b)	None.

(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)	Presentation materials prepared by Evercore Group L.L.C., dated March 27, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(3)	Presentation materials prepared by Evercore Group L.L.C., dated April 14, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(4)	Presentation materials prepared by Evercore Group L.L.C., dated April 21, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(5)	Presentation materials prepared by Evercore Group, L.L.C., dated April 24, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(6)	Presentation materials prepared by Evercore Group, L.L.C., dated April 27, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(7)	Presentation materials prepared by Evercore Group, L.L.C., dated May 5, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(8)	Presentation materials prepared by Evercore Group, L.L.C., dated May 5, 2017, for the Conflicts Committee of the Board of Directors of VTTI Energy Partners GP LLC.

(c)(9)	Presentation materials prepared by J.P. Morgan Limited, dated February 19, 2017, for each of Vitol and Buckeye on a non-reliance basis.

(c)(10)	Presentation materials prepared by J.P. Morgan Limited, dated March 2, 2017, for the Board of Directors of VTTI Energy Partners GP LLC.

(d)(1)	Agreement and Plan of Merger, dated May 8, 2017, among MLP, the General Partner, Parent, MLP Partners, and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(f)(1)	First Amended and Restated Agreement of Limited Partnership of VTTI Energy Partners LP, dated as of August 6, 2014 (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F for the year ended December 31, 2014, filed by VTTI Energy Partners LP on April 30, 2015).

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 6, 2017

VTTI ENERGY PARTNERS LP

By:	VTTI ENERGY PARTNERS GP LLC its general partner

By:	/s/ Robert Nijst
Name:	Robert Nijst
Title:	Chief Executive Officer

VTTI B.V.

By:	/s/ Robert Abbott
Name:	Robert Abbott
Title:	Managing Director

VTTI MLP PARTNERS B.V.

By:	/s/ Robert Abbott
Name:	Robert Abbott
Title:	Managing Director

VTTI MERGER SUB LLC

By:	/s/ Francis M. Brenner
Name:	Francis M. Brenner
Title:

BUCKEYE PARTNERS, L.P.

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and Secretary

BUCKEYE RARITAN BAY TERMINAL LLC

By:	/s/ Todd J. Russo
Name:	Todd J. Russo
Title:	Senior Vice President, General Counsel and Secretary

BUCKEYE NORTH SEA COÖPERATIEF U.A.

By:	/s/ Keith E. St. Clair
Name:	Keith E. St. Clair
Title:	Managing Director A

By:	/s/ Richard Ivo Larry van Dijk
Name:	Richard Ivo Larry van Dijk
Title:	Managing Director B

VITOL HOLDING B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ Andries P. Eeltink
Name:	Andries P. Eeltink
Title:	Managing Director

MARTANK B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

VIP TERMINALS FINANCE B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ James Cemm
Name:	James Cemm
Title:	Managing Director

VIP TERMINALS HOLDING B.V.

By:	/s/ Guy R. Skern
Name:	Guy R. Skern
Title:	Managing Director

By:	/s/ Paul Tulling
Name:	Paul Tulling
Title:	Managing Director